mwe.com

September 26, 2019

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham
Pamela A. Long
Lory Empie
Stephen Kim

Re:	INX Limited Registration Statement on Form F-1 Filed August 19, 2019 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 12, 2019, relating to the above referenced Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on August 19, 2019 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 1, marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-1.

Cover Page

1.	We note your revision on page 112. Please also revise your cover page to clearly identify A-Labs as an underwriter pursuant to Item 501(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the outside front cover page of the prospectus of Amendment No. 1 accordingly.

Prospectus Summary

2.	We note that your prospectus summary and business section include references to materials prepared by third parties with footnotes providing inactive URLs where this information can be accessed online. We assume that you do not intend to make the information contained on those websites part of the prospectus. If true, please include a statement to denote that these URLs are inactive textual references only.

Response: In response to the Staff’s comment, we have revised Amendment No. 1 to include a statement to denote that the information in or accessible through the websites referred to in the prospectus is not incorporated into, and is not considered part of, this prospectus. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Corporate Information and Structure of INX, page 2

3.	Please revise your graphic on page 3 to reflect your current subsidiaries.

Response: In response to the Staff’s comment, we have revised the graphic on page 3 of the “Prospectus Summary – Corporate Information and Structure of INX” section of Amendment No. 1.

Industry Overview

Background & Current Market

Blockchain Asset Exchanges, page 5

4.	Please update the information in the first paragraph of this section regarding the numbers of trading platforms with trading volumes over $20 million or $100 million to a more recent date. Information on the website you cite indicates that significantly fewer trading platforms currently have this volume of trading than at February 21, 2019. If this reduction represents any material trends or volatility in trading volumes for blockchain assets, please address this and the impact it may have on the operations of the INX Digital trading platform and INX Securities trading platform.

Response: In response to the Staff’s comment, we have updated the information on page 5 of the “Prospectus Summary – Industry Overview – Background & Current Market - Blockchain Asset Exchanges” section and page 55 of the “Business – Industry Overview – Background & Current Market - Blockchain Asset Exchanges” to reflect trading volumes on other trading platforms as of September 19, 2019. In addition, we have revised page 28 of the “Risk Factor - Our revenues and profits will be substantially dependent on the trading volume in our markets” section to state that trading volumes on blockchain asset trading platforms have historically been volatile and that a material decrease in trading volume would have a material adverse effect on our financial condition and operating results.

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Risk Factors

Risks Related to Our Company’s Operations

We may be unable to raise sufficient funds .. . . Further, our commitment to maintain the Cash Fund may limit our ability to invest in our future growth, page 22

5.	Your risk factor caption refers to your “commitment to maintain the Cash Fund.” In an appropriate section of the prospectus, please elaborate on your commitment to maintain this fund. We note a number of references throughout the prospectus to the Cash Fund and its purpose. However, it is unclear whether and how you will replenish or maintain this fund if you must use any of the proceeds in it to cover the types of losses you describe. Also clarify whether insurance is available to cover such losses.

Response: The Company is committed to reserve 75% of the net proceeds from this offering in excess of $25 million as the Cash Fund. The Company will then maintain the Cash Fund by limiting the circumstances under which the Cash Fund may be utilized; the Company will utilize the Cash Fund only in response to the specific enumerated events described in the prospectus. However, the Company does not plan to replenish the Cash Fund after it has been used for these purposes. We have revised the language in Amendment No. 1 to clarify that the Company is committed to establishing a Cash Fund with the proceeds of the offering and using those funds in the limited circumstances described, but that the Company does not plan to replenish the Cash Fund after such funds are used.

In addition, we have added the following underlined disclosure on page 22 of the “Risk Factor” section of Amendment No. 1:

There can be no assurance that we will have sufficient assets or that we will be able to obtain and maintain liability insurance on acceptable terms or with adequate coverage to cover our liabilities.

If our platform or the INX Token is alleged to have a flaw or is hacked such that our customers suffer significant losses, we may be subject to significant liability claims or regulatory action. We are committed to reserve 75% of the net proceeds from this offering in excess of $25 million to be available to cover customer and Company losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Company will utilize the Cash Fund only in response to these events. However, the Cash Fund may be insufficient to cover all losses associated with significant liability claims. Further, the Company does not plan to replenish the Cash Fund after this offering and after it has been used for these purposes.

Further, we do not currently have insurance to cover potential losses that may occur on our platform. Insurance coverage against such losses is expensive and may not be available on acceptable terms, or at all. Available insurance coverage may be subject to unfavorable terms and conditions and require payments of significant deductibles, or it may not be sufficient to cover all losses in the case of a claim. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential liability claims could result in us becoming subject to significant liabilities that are uninsured.

Risks Related to an Investment in Our Tokens

There can be no assurance that we will be able to pay any cash distributions to the holders of Tokens, page 32

6.	Please revise, either here or in a separate risk factor, to disclose that the calculation of your cumulative Adjusted Operating Cash Flow is not self-executing and will be determined by your Board of Directors in good faith. Please further disclose, if true, that neither the calculation of cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited, even though this calculation will be based on your audited financial statements.

Response: In response to the Staff’s comment, we have revised our disclosure on page 32 of the “Risk Factor – There can be no assurance that we will be able to pay any cash distributions to the holders of Tokens” section to state that the calculation of our cumulative Adjusted Operating Cash Flow is not self-executing and requires that our Board of Directors calculate such distribution in good faith based on the Company’s financial statements.

Although the annual calculation of the Company’s cumulative Adjusted Operating Cash Flow will be based on the cash flow from operating activities reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries, neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof to tokenholders will be audited. We have revised our disclosure to clarify this point.

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Business, page 51

7.	We note that you intend to register with FinCEN as a money transmitter. Please revise to disclose when you expect to begin the process of registration with FinCEN and how long the registration process is expected to take. To the extent that registration with FinCEN is a necessity to your rollout of the INX Digital platform, please revise your disclosure and update your risk factor disclosure, as appropriate.

Response: In response to the Staff’s comment, we have revised our disclosure on page 58 of the “Business – Our Development Plan – INX Digital Trading Platform” section to state that the Company submitted the registration form to FinCEN and that the Company expects that it will receive confirmation of the registration before the end of 2019.

Certain Relationships and Related Party Transactions

Relationships and Transactions with Directors and Executive Officers

Mr. Alan Silbert

Transactions Involving the Company’s Securities, page 85

8.	We note your revisions referencing the “Rozzi” Employment Agreement. However, this disclosure appears to refer to Mr. Silbert’s employment agreement attached as Exhibit 10.14. Please revise or advise.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 86 and 88 to refer to the Mr. Silbert’s and Mr. Rozzi’s agreements separately.

Principal Shareholders, page 88

9.	We note the Simple Agreements for Future Equity attached as Exhibits 10.27 and 10.28, as well as your disclosure in footnotes (2) and (6) that the number of shares to be issued “cannot be calculated as of the date hereof.” Please revise to outline the material terms of these agreements, including but not limited to the minimum number of shares that may be issued. Please make conforming revisions on pages 85 and 87 and address the anti-dilutive impact that the potential 25% discount may have.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 87 and 88 of the “Certain Relationships and Related Party Transactions” to outline the material terms of the Simple Agreements for Future Equity entered into with our principal shareholders, including the minimum number of ordinary shares that may be issued to each shareholder. We have also revised our disclosure on pages 89 and 90 of the “Principal Shareholders” section accordingly.

Description of INX Tokens

Technical Features of the INX Token, page 96

10.	We note your revision in response to comment 6. Please further revise page 97 to outline the circumstances in which you would instruct the smart contract to automatically reject some or all digital wallet addresses from participating in transfers of INX Tokens, notwithstanding the listing of such addresses in the Whitelist Database, and whether this is similar to “freezing” suspicious wallet addresses as described on page 98.

Response: References in the prospectus to “freezing” a digital wallet address are, in fact, references to the technical feature of the INX Token, described on page 96 of the “Description of INX Tokens – Technical Features of the INX Token” section, that allows the Company to instruct the smart contract to automatically reject such digital wallet address from participating in transfers of INX Tokens, notwithstanding the listing of such addresses in the Whitelist Database.

In response to the Staff’s comment, we have revised our disclosure on page 98 of the “Description of INX Tokens - Technical Features of the INX Token” section of Amendment No. 1 to make this connection clear. In addition, we have revised our disclosure to state that we intend that this function will be used in circumstances where a digital wallet is displaying suspicious activity or an INX Token holder has violated the terms of the INX Token Purchase Agreement, including failure to comply with KYC/AML requirements. We also envision that this function may be used if we discover errors or unexpected functionalities in the smart contract and have determined that the smart contract should be discontinued.

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11.	We note your revision in response to comment 7. Please revise page 98 to clarify the actions that you may take with respect to the tokens after freezing suspicious wallet addresses, e.g. release, burning, etc., and discuss the material impacts for investors. In the event of asset forfeiture, please also revise to clarify whether you retain the right to unilaterally transfer INX Tokens from one wallet to another and, if so, how.

Response: Other than “freezing” a digital wallet address— i.e., prohibiting a digital wallet from transferring or receiving INX Tokens — the Company does not intend to take any other actions with respect to such wallet, or the INX Tokens held in such wallet. If the Company determines in its sole discretion that transfers of INX Tokens may resume with respect to such wallet, then the Company will release the wallet from the prohibition. The smart contract does not have a function allowing the Company to unilaterally transfer INX Tokens out of a digital wallet controlled by a third party. Further, the smart contract does not have a function that would allow the Company to delete or “burn” an INX Token. We have revised our disclosure on page 98 of the “Description of INX Tokens - Technical Features of the INX Token” section to explain these limitations.

Holding and Transferring INX Tokens, page 98

12.	We note your disclosure on page 99 that INX Token transfers are executed by the smart contract under conditional permission based on each party being listed on the Whitelist Database, and that “If both the sender and receiver wallet are listed in the Whitelist Database, the INX Token Distributed Ledger is updated to reflect the transfer of INX Tokens.” Please revise to reflect your revisions to Section 3 of Exhibit B to the Form of INX Token Purchase Agreement that you retain sole discretion to immediately freeze one or more digital wallets from transferring or receiving INX Tokens and may also reject transfers if you determine, in good faith and at your sole discretion, that such transfers are “not to be in good order.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 100 of the “Description of INX Tokens – Holding and Transferring INX Tokens” section to state that the Company retains sole discretion to immediately freeze one or more digital wallets from transferring or receiving INX Tokens if we determine, in good faith and at our sole discretion, that such wallets are in violation of the terms and conditions of the INX Token Purchase Agreement, including failure to comply with KYC/AML requirements, or that transfers to or from such wallets are not in good order.

Participation Right in Adjusted Operating Cash Flow

Sample Calculation of Participation Right in Adjusted Operating Cash Flow…, page 101

13.	We note your revisions in response to comment 8, including your sample calculation for the participation right in Adjusted Operating Cash Flow for future years, i.e. “20X1,” and that you intend to issue a press release providing for the calculation of the annual amount of the Company’s Adjusted Operating Cash Flow that is distributable on a pro rata basis to each INX Token. Please revise to also disclose the actual calculation of your cumulative Adjusted Operating Cash Flow for the year ended December 31, 2018 using the format of your sample calculation, as well as this calculation for the six month period ended June 30, 2019. Such disclosure is necessary to clarify the operation of your sample calculation and will impact the amount to be paid, if any, to tokenholders on April 30, 2021 given the cumulative nature of this calculation. Please make corresponding revisions to your Management’s Discussion and Analysis of Financial Condition and Results of Operations as we believe this information is, and will continue to be, necessary for an investor’s understanding of your financial condition, changes in financial condition and results of operations.

Response: In response to the Staff’s comment, we have revised our disclosure on page 103 of the “Description of INX Tokens - Participation Right in Adjusted Operating Cash Flow” section to provide the actual calculation of our cumulative Adjusted Operating Cash Flow for the year ended December 31, 2018 and for the six month period ended June 30, 2019.

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14.

We note your response to comment 8 that the number of INX Tokens that are deemed to be outstanding for purposes of the annual pro rata distribution of 40% of your Adjusted Operating Cash Flow “will not include (i) INX Tokens held in the Company’s wallet…; and (ii) INX Tokens held in the INX Services’ or another subsidiary’s wallet.” Please revise to clarify whether and how an investor using an Ethereum network block explorer will be able to determine:

•	the number of tokens held in wallets of the company, INX Services, or its subsidiaries versus the number held in wallets entitled to the distribution so that they can verify the number of tokens entitled to share in the distribution;

•	the number of tokens held in each of the separate wallets you will maintain for tokens available for an Initial Sale (whose proceeds, if sold, would not be included in Cumulative Adjusted Operating Cash Flow) versus tokens received by INX Services as transaction fees (whose proceeds, if sold, would be included in Cumulative Adjusted Operating Cash Flow).

Response: In response to the Staff’s comment, we have revised our disclosure on page 101 of “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to clarify that the general public, using an Ethereum network block explorer, will not be able to independently determine (i) the number of INX Tokens held in wallets of the Company, INX Services, or its subsidiaries or (ii) the number of INX Tokens held in each of the separate wallets the Company will maintain for tokens available for an Initial Sale. As a result, the general public will not be able to independently verify the number of INX Tokens outstanding that are entitled to share in the distribution or the number of INX Tokens available for an Initial Sale (whose proceeds, if sold, would not be included in Cumulative Adjusted Operating Cash Flow).

15.	Please revise your Exhibit Index to include Hosho’s audit of the INX Token smart contract code.

Response: In response to the Staff’s comment, we have revised our Exhibit Index to include Hosho’s audit of the INX Token smart contract code as Exhibit 99.1.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

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